SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

Time Warner Cable Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

88732J108
(CUSIP Number)

Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, NY 10019
(212) 484-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88732J108
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) Time Warner Inc.
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds AF, OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☑
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power -826,000,000-
8 Shared Voting Power –0–
9 Sole Dispositive Power -826,000,000-
10 Shared Dispositive Power -0-
11 Aggregate Amount Beneficially Owned by Each Reporting Person -826,000,000-
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☑
13 Percent of Class Represented by Amount in Row (11) -84.1%- 1
14 Type of Reporting Person HC, CO

____________________________

1  Calculated pursuant to Rule 13d-3(d).  The percentage is based on the number of shares of Class A common stock of Time Warner Cable Inc. (“Time Warner Cable”) outstanding as of February 25, 2009.  In addition, 75,000,000 shares of Class B common stock of Time Warner Cable are owned directly by Time Warner Inc. (“Time Warner”).  The Class B common stock is not a class of securities registered under the Securities Exchange Act of 1934 or regulations thereunder and is not convertible into Class A common stock.  In aggregate, Time Warner owns 85.2% of the outstanding common stock of Time Warner Cable.

CUSIP No. 88732J108
1 Names of Reporting Persons Identification Nos. of Above Persons (entities only) Warner Communications Inc.
2 Check the Appropriate Box if a Member of a Group (a) ❑ (b) ❑
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ❑
6 Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power -0-
8 Shared Voting Power –0–
9 Sole Dispositive Power -0-
10 Shared Dispositive Power -0-
11 Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12 Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☑
13 Percent of Class Represented by Amount in Row (11) -0%-
14 Type of Reporting Person CO

Item 1.    Security and Issuer.

This statement on Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Time Warner Cable Inc., a Delaware corporation (the “Issuer”).  The Issuer is a majority-owned subsidiary of Time Warner Inc., a Delaware corporation (“Time Warner”).  The principal executive office and mailing address of the Issuer is 60 Columbus Circle, New York, NY 10023.

Item 2.    Identity and Background.

(a) - (c)   This statement on Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)           As of February 25, 2009, Time Warner is the record holder of 826,000,000 shares of Class A Common Stock.  The principal business of Time Warner is media and entertainment and its principal business address is One Time Warner Center, New York, NY 10019.  Time Warner previously filed a statement on Schedule 13G pursuant to the provisions of Rule 13d-1(d) of the Exchange Act with respect to the beneficial ownership of shares of Class A Common Stock.  Time Warner is filing this statement on Schedule 13D as a result of obtaining the right to acquire and its subsequent acquisition of additional Class A Common Stock in the transactions described below in Item 3;

(ii)           Warner Communications Inc., a Delaware corporation and a wholly-owned subsidiary of Time Warner (“WCI”, and together with Time Warner, the “Reporting Persons”), is neither the record holder nor the beneficial owner of any shares of Class A Common Stock.  The principal business of WCI is media and entertainment and its principal business address is One Time Warner Center, New York, NY 10019.  WCI previously filed a statement on Schedule 13G pursuant to the provisions of Rule 13d-1(d) of the Exchange Act with respect to the beneficial ownership of shares of Class A Common Stock.  WCI is filing this statement on Schedule 13D as a result of its disposition of Class A Common Stock in the First Internal Split-Off (as defined below in Item 3);

(iii)           The name, business address, current principal occupation and the address of the principal occupation of each executive officer and director of each Reporting Person is set forth in Schedules A or B hereto, respectively, and is incorporated herein by reference.

(d) - (e)   Except as indicated on Schedule A hereto, neither of the Reporting Persons, nor to the best knowledge of such persons, any other person identified in response to this Item 2, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The country of citizenship of each executive officer and director of each Reporting Person is set forth in Schedules A or B hereto, respectively, and is incorporated herein by reference.

The Reporting Persons have entered into a joint filing agreement dated March 4, 2009, filed as Exhibit 99.1 hereto, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by the other Reporting Person.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Item 3.    Source and Amount of Funds or Other Consideration.

Prior Acquisitions
Time Warner’s interest  in the Issuer originated as a result of the restructuring of Time Warner Entertainment Company, L.P., a Delaware limited partnership (“TWE”), completed on March 31, 2003 (the “TWE Restructuring”).  The transactions that constituted the TWE Restructuring were consummated by and among Time Warner (then named AOL Time Warner Inc.), WCI, American Television and Communications Corporation, a Delaware corporation (“ATC”), Comcast Corporation, a Pennsylvania corporation, and certain other parties.

In connection with and prior to the TWE Restructuring, Time Warner, WCI, ATC and the Issuer participated in a series of transactions completed on March 28, 2003, pursuant to which certain assets and liabilities were transferred by ATC and other wholly-owned subsidiaries of Time Warner to WCI in exchange for shares of WCI.

At the closing of the TWE Restructuring, WCI’s partnership interests in TWE and those assets, representing all of Time Warner’s cable television business interests owned outside of TWE, were transferred by WCI to the Issuer in exchange for 746 shares of Class A Common Stock.  As a result, Time Warner obtained beneficial ownership of 746 shares of Class A Common Stock through WCI.  In addition, Time Warner acquired in the TWE Restructuring direct ownership of 75 shares of the Issuer’s Class B common stock, par value $0.01 per share (the “Class B Common Stock”).  On March 26, 2004, through a series of contributions to and by subsidiaries of Time Warner, the 75 shares of Class B Common Stock were ultimately contributed to WCI.

On July 31, 2006, the Issuer declared a stock dividend pursuant to which WCI received 745,999,254 shares of Class A Common Stock and 74,999,925 shares of Class B Common Stock.  As a result of the payment of the stock dividend, WCI became the record holder of 746,000,000 shares of Class A Common Stock and 75,000,000 shares of Class B Common Stock.

Current Acquisitions and Dispositions

As part of a series of transactions to achieve the legal and structural separation of the Issuer from Time Warner (the “Separation”), on February 23, 2009, Time Warner delivered a written notice (the “TWNY Exchange Date Notification”) to the Issuer designating February 25, 2009 as the date on which the TWNY Exchange (as defined below) would occur.  Pursuant to the separation agreement among Time Warner and certain of its subsidiaries (including WCI) and the Issuer and certain of its subsidiaries dated as of May 20, 2008 (the “Separation Agreement”), the delivery of the TWNY Exchange Date Notification on February 23, 2009, initiated the separation transactions described below.  Following the TWNY Exchange Date Notification, Time Warner and certain of its subsidiaries consummated transactions with respect to the Class A Common Stock and Class B Common Stock as follows:

On February 24, 2009, Historic TW Inc., a Delaware corporation and a wholly-owned subsidiary of Time Warner (“Historic TW”), acquired the 746,000,000 shares of Class A Common Stock and the 75,000,000 shares of Class B Common Stock previously owned by WCI in exchange for some of the shares of WCI stock held by Historic TW (the “First Internal Split-Off”).  As a result of the completion of the First Internal Split-Off, WCI no longer beneficially owns any shares of Class A Common Stock or Class B Common Stock;

On February 25, 2009, Historic TW acquired an additional 80,000,000 shares of Class A Common Stock.  These shares were newly issued and were obtained by Historic TW from the Issuer in exchange for Historic TW’s 12.43% non-voting common stock interest in TW NY Cable Holding Inc., a subsidiary of the Issuer (“TW NY”) (the “TWNY Exchange”); and

On February 25, 2009 and following the TWNY Exchange, Historic TW transferred to Time Warner in exchange for some of the shares of Historic TW stock held by Time Warner (the “Second Internal Split-Off”) (i) the 746,000,000 shares of Class A Common Stock and the 75,000,000 shares of Class B Common Stock obtained from WCI and (ii) the newly issued 80,000,000 shares of Class A Common Stock acquired from the Issuer.  As a result of the completion of the Second Internal Split-Off, Historic TW no longer beneficially owns any shares of Class A Common Stock or Class B Common Stock.

Item 4.    Purpose of the Transaction.

Time Warner acquired and WCI disposed of Class A Common Stock and Class B Common Stock as part of a series of transactions to achieve the Separation pursuant to the Separation Agreement.  The transactions contemplated by the Separation Agreement are described in Item 3 and Item 6 and are incorporated herein by reference.

Except for the Recapitalization and the Distribution (as each is defined below in Item 6) and other plans and proposals as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the actions listed in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act.  However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate.

Item 5.    Interest in the Securities of the Issuer.

(a)           As a result of the Second Internal Split-Off, Time Warner is the record holder of 826,000,000 shares of Class A Common Stock, representing approximately 84.1% of all issued and outstanding shares of Class A Common Stock, based on the number of shares of Class A Common Stock outstanding as of February 25, 2009. In addition, Time Warner is the record holder of 75,000,000 shares of Class B Common Stock.  The Class B Common Stock is not a class of securities registered under the Exchange Act or regulations thereunder and is not convertible into Class A Common Stock.  In aggregate, Time Warner owns 85.2% of the outstanding common stock of the Issuer representing approximately 90.9% of the voting power.  As part of the Separation and pursuant to the Recapitalization (as defined below in Item 6), each share of Class A Common Stock and Class B Common Stock will be converted into one share of Common Stock (as defined below in Item 6).

WCI does not own any shares of Class A Common Stock as of February 24, 2009.  However, 3,287 shares of Class A Common Stock are held by Music Choice, a Pennsylvania partnership (“Music Choice”) and a creditor of Adelphia Communications Corporation (“Adelphia”).  Music Choice acquired the shares of Class A Common Stock through a distribution by Adelphia to its creditors in connection with Adelphia’s plan of reorganization which became effective on February 13, 2007.  WCI is a direct and indirect general partner of Music Choice.  This filing shall not be deemed an admission that either of the Reporting Persons is, for the purposes of Rule 13d-3(a) of the Exchange Act, the beneficial owner of the shares of Class A Common Stock held by Music Choice.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Class A Common Stock held by Music Choice.

None of the executive officers or directors of the Reporting Persons identified on Schedules A or B hereto, owns any shares of Class A Common Stock, except as follows: John K. Martin, Jr., Executive Vice President and Chief Financial Officer of Time Warner and an executive officer of WCI, owns 342 shares of Class A Common Stock pursuant to the terms of the TWC Savings Plan and Brenda C. Karickhoff, a director of WCI, owns 200 shares of Class A Common Stock.  Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Class A Common Stock owned by Mr. Martin and Ms. Karickhoff.

(b)           The Reporting Persons currently have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, of the following number of shares of Class A Common Stock:

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Time Warner	826,000,000	0	826,000,000	0
WCI	0	0	0	0

The following executive officers and directors of the Reporting Persons currently have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, of the following number of shares of Class A Common Stock:

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
John K. Martin, Jr.	342	0	342	0
Brenda C. Karickhoff	200	0	200	0

(c)           Except as set forth in this Schedule 13D, to the best knowledge of each of the Reporting Persons, none of the persons identified in response to Item 5(a) has entered into any transaction involving Class A Common Stock within the past 60 days.

(d)           Except as set forth in this Schedule 13D, to the best knowledge of each of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Stock.

(e)           On February 24, 2009, WCI ceased to be the beneficial owner of more than 5% of the Class A Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and in Exhibits 99.1 to 99.12 attached hereto is incorporated herein by reference.

In order to effect the Separation, the Reporting Persons and the Issuer have entered into the following contracts and understandings with respect to the securities of the Issuer:

Separation Agreement

In the Separation Agreement, the Reporting Persons, the Issuer and certain of their subsidiaries agreed to consummate a series of transactions, including the First Internal Split-Off, the TWNY Exchange and the Second Internal Split-Off (as described above in Item 3).

In addition, pursuant to the Separation Agreement, on February 26, 2009, the Issuer declared a special cash dividend of $10.27 per share of Class A Common Stock and Class B Common Stock (approximately $10.9 billion in the aggregate) to be distributed on March 12, 2009, pro rata to all record holders of Class A Common Stock and Class B Common Stock as of the close of business on March 11, 2009 (the “Special Dividend”), resulting in the receipt by Time Warner of approximately $9.25 billion from the Special Dividend.

Following the receipt of the Special Dividend by Time Warner, as agreed to in the Separation Agreement, the Issuer will cause to be filed with the Secretary of State of the State of Delaware an amended and restated certificate of incorporation (the “Second Amended and Restated Certificate of Incorporation”), pursuant to which, among other things, each of the issued and outstanding shares of Class A Common Stock and Class B Common Stock will be automatically converted into one share of common stock, par value $0.01 per share (the “Common Stock”) (the conversion hereinafter referred to as the “Recapitalization”).  As a result of the Recapitalization, Time Warner will beneficially own 901 million shares of Common Stock.  Following the Recapitalization, all issued and outstanding shares of Common Stock then held by Time Warner will be distributed to its stockholders as a pro rata dividend (the “Distribution”).

Upon consummation of the Distribution, Time Warner’s stockholders and/or former stockholders will hold approximately 85.2% of the Common Stock issued and outstanding.

Finally, pursuant to the Separation Agreement, on March 12, 2009, following the receipt by Time Warner of its pro rata share of the Special Dividend but before the record date for the Distribution, Jeffrey L. Bewkes, Chairman and Chief Executive Officer of Time Warner, will resign from his position as a member of the board of directors of the Issuer (the “Board”).

Amendment to Registration Rights Agreement

At the closing of the TWE Restructuring, Time Warner and the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) relating to shares of Class A Common Stock and Class B Common Stock.  Subject to several exceptions, including the Issuer’s right to defer a demand registration under certain circumstances, Time Warner may, under the Registration Rights Agreement, require the Issuer to take commercially reasonable steps to register for public resale under the Securities Act of 1933 the shares of Class A Common Stock and Class B Common Stock held by Time Warner.

Concurrently with the execution of the Separation Agreement, Time Warner and the Issuer entered into Amendment No. 1 to the Registration Rights Agreement, which provides Time Warner with the right to require the Issuer to file any registration statement necessary to consummate the Separation, including for any shares of Common Stock received in connection with the Recapitalization.  In addition, under the Registration Rights Agreement, as amended, all of Time Warner’s and the Issuer’s rights and obligations under the Registration Rights Agreement will terminate upon the completion of the Separation.

Amendment to Reimbursement Agreement

The reimbursement agreement among Time Warner, the Issuer, WCI, ATC and TWE (the “Reimbursement Agreement”) provides for reimbursement among the parties to the Reimbursement Agreement in various circumstances, including upon the exercise or vesting of certain equity awards.

In connection with the execution of the Separation Agreement, Time Warner and the Issuer entered into Amendment No. 1 to the Reimbursement Agreement (the “Reimbursement Agreement Amendment”).  The Reimbursement Agreement Amendment provides that the Issuer will reimburse Time Warner for amounts received by employees of the Issuer as a result of the exercise of Time Warner stock options and the vesting of Time Warner restricted stock, restricted stock units (“RSUs”) of Time Warner and performance stock units (“PSUs”) of Time Warner, and that Time Warner will reimburse the Issuer for amounts received by employees of Time Warner as a result of the exercise of Issuer stock options and the vesting of Issuer restricted stock, RSUs of the Issuer and PSUs of the Issuer.  For stock options, the amount reimbursed is the difference between the exercise price of the options and the fair market value of the stock on the date of exercise, and for the other equity awards, the amount reimbursed is the fair market value of the shares of stock that vest.  The Reimbursement Agreement Amendment further provides that Time Warner is entitled to claim the benefit of the federal, state and local tax deductions for the amount that Time Warner reimburses the Issuer, and the Issuer is entitled to claim the benefit of the federal, state and local tax deductions for the amount that the Issuer reimburses Time Warner.

Amendment to Shareholder Agreement

On April 20, 2005, Time Warner and the Issuer entered into a shareholder agreement (the “Shareholder Agreement”). The Shareholder Agreement governs several aspects of the relationship between Time Warner and the Issuer, some of which are further described below.

●
Indebtedness Approval Right.  Pursuant to the Shareholder Agreement, until such time as the indebtedness of the Issuer is no longer attributable to Time Warner, in Time Warner’s reasonable judgment, the Issuer, its subsidiaries and entities that it manages may not, without the consent of Time Warner, create, incur or guarantee any indebtedness or rental expense (subject to certain exceptions) if its ratio of indebtedness exceeds or would exceed certain ratios.  In the Separation Agreement, Time Warner agreed that the calculation of indebtedness for the purposes of the Shareholder Agreement would exclude any indebtedness that the Issuer would incur to fund the Special Dividend.

●
Time Warner Standstill.  Under the Shareholder Agreement, so long as Time Warner has the power to elect a majority of the members of the Board, Time Warner has agreed that prior to August 1, 2009, Time Warner will not make or announce a tender offer or exchange offer for Class A Common Stock without the approval of a majority of the independent directors of the Issuer, and prior to August 1, 2016, Time Warner will not enter into any business combination with the Issuer, including a short-form merger, without the approval of a majority of the independent directors of the Issuer.

●
Other Time Warner Rights.  Pursuant to the Shareholder Agreement, so long as Time Warner has the power to elect a majority of the Board, the Issuer must obtain Time Warner’s consent before (1) entering into any agreement that binds or purports to bind Time Warner or its affiliates or that would subject the Issuer or its subsidiaries to significant penalties or restrictions as a result of any action or omission of Time Warner or its affiliates, or (2) adopting a stockholder rights plan, becoming subject to section 203 of the Delaware General Corporation Law (“Section 203”), adopting a “fair price” provision in its certificate of incorporation or taking any similar action.

Concurrently with the execution of the Separation Agreement, Time Warner and the Issuer entered into Amendment No. 1 to the Shareholder Agreement.  Under this amendment, all of Time Warner’s and the Issuer’s rights and obligations under the Shareholder Agreement will terminate upon the completion of the Separation.

Amendments to the 2006 Equity Plan of the Issuer

The 2006 Stock Incentive Plan of the Issuer (the “2006 Equity Plan”) provides for the grant of equity awards as incentives to the Issuer’s employees, directors and advisors that are directly related to the Issuer’s success.  In connection with the Separation Agreement, the Board recommended certain amendments to the Issuer’s 2006 Equity Plan (the “2006 Equity Plan Amendments”).  WCI, in its former capacity as the holder of a majority of the outstanding shares of Class A Common Stock and all of the outstanding shares of Class B Common Stock, consented to the adoption of the 2006 Equity Plan Amendments.  The 2006 Equity Plan Amendments will not become effective unless and until the Separation occurs.

Pursuant to the 2006 Equity Plan Amendments, the number of shares of Common Stock reserved for issuance under the 2006 Equity Plan will be increased by (i) 25,000,000 shares, (ii) an amount determined by the committee administering the 2006 Equity Plan to account for adjustments to outstanding stock options resulting from the Special Dividend and (iii) the number of shares needed to grant RSUs to holders of RSUs who elect to receive additional RSUs in lieu of any cash that would otherwise be distributed as a result of the Special Dividend.  In addition, the 2006 Equity Plan Amendments increase the maximum aggregate number of shares of Common Stock that may be subject to awards granted during a calendar year from 1.5% to 1.75% of the number of shares outstanding on December 31 of the previous year.  The 2006 Equity Plan Amendments also provide that the shares described in clauses (ii) and (iii) above, as well as the shares of Common Stock underlying the grant of “make-up” awards to compensate employees for any lost or decreased value due to the forfeiture of or reduction in time to exercise any Time Warner equity awards held by employees immediately prior to the Separation, will not be included in determining whether the yearly maximum described in the previous sentence has been exceeded.

In addition, the 2006 Equity Plan Amendments provide that neither such “make-up” awards nor the additional RSUs described in clause (iii) above will be subject to plan requirements that certain percentages of “Other Stock-Based Awards” remain unvested for at least three years after grant.  Finally, the 2006 Equity Plan Amendments provide that the adjustments described in this paragraph are the only adjustments to the number of shares of Common Stock or other securities authorized for issuance pursuant to the 2006 Equity Plan that may be made to reflect the Separation and the Special Dividend.

Second Amended and Restated Certificate of Incorporation of the Issuer

In connection with the Separation Agreement, the Board recommended certain amendments to the Issuer’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”).  WCI, in its capacity at such time as the holder of a majority of the outstanding shares of Class A Common Stock and all of the outstanding shares of Class B Common Stock, acting by written consent in lieu of a meeting, consented to the adoption of the Second Amended and Restated Certificate of Incorporation.  Following the receipt of the Special Dividend by Time Warner, the Issuer will cause to be filed with the Secretary of State of the State of Delaware the Second Amended and Restated Certificate of Incorporation, at which time it will immediately become effective.  Some of the provisions included in the Second Amended and Restated Certificate of Incorporation may make it more difficult than under the Certificate of Incorporation for a potential acquiror to acquire control of the Issuer by means of a transaction that is not negotiated with its Board.  Below is a summary of the most relevant changes:

●
Voting Rights:  Under the Certificate of Incorporation, each holder of Class B Common Stock is entitled to ten votes for each share of Class B Common Stock held of record by such holder with respect to all matters on which such holder is entitled to vote and each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held of record by such holder with respect to all matters on which such holder is entitled to vote.  Under the Second Amended and Restated Certificate of Incorporation, each holder of Common Stock will be entitled to one vote for each share of Common Stock held of record by such holder with respect to all matters on which such holder is entitled to vote.

●
Directors:  Under the Certificate of Incorporation, the holders of Class B Common Stock have the right to elect the Class B directors.  The Class B directors must represent not less than four-fifths of the members of the Board.  The holders of Class A Common Stock have the right to elect the Class A directors, who must represent not less than one-sixth and not more than one-fifth of the members of the Board.  Under the Second Amended and Restated Certificate of Incorporation, all holders of Common Stock will have identical rights and vote together for the election of all of the members of the Board.

●
Director Vacancies:  Under the Certificate of Incorporation, vacancies on the Board are filled by the remaining directors elected by the class of common stock that elected the predecessor director or, if no such director is then serving on the Board, by the directors then serving on the Board.  Under the Second Amended and Restated Certificate of Incorporation, vacancies on the Board will be filled by a majority vote of the remaining director(s), whether or not they represent a quorum.

●
Capitalization:  The Certificate of Incorporation authorizes 20,000,000,000 shares of Class A Common Stock, 5,000,000,000 shares of Class B Common Stock and 1,000,000,000 shares of preferred stock. As of February 25, 2009, there were 982,015,019 shares of Class A Common Stock issued and outstanding, 75,000,000 shares of Class B Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.  Under the Second Amended and Restated Certificate of Incorporation, there will be 25,000,000,000 shares of Common Stock authorized and the number of shares of Common Stock issued and outstanding will be equal to the aggregate number of shares of Class A Common Stock and Class B Common Stock issued and outstanding at the time of the Recapitalization.  In addition, the Issuer will remain authorized to issue up to 1,000,000,000 shares of preferred stock.  The 25,000,000,000 shares of Common Stock authorized under the Second Amended and Restated Certificate of Incorporation and the number of shares of Common Stock issued and outstanding will be reduced proportionally pursuant to the Reverse Stock Split (as defined below).

●
Election to be Governed by Section 203 of the Delaware General Corporation Law:  The Certificate of Incorporation contains an express election not to be governed by Section 203.  The Second Amended and Restated Certificate of Incorporation will provide that the Issuer will elect to be governed by Section 203.  The adoption of Section 203 may encourage any potential acquirer to negotiate with the Board and may impede the acquisition of control of the Issuer.  Section 203 also might have the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the Issuer in which all stockholders would not be treated equally.  The application of Section 203 to the Issuer will confer upon the Board the power to reject a proposed business combination in certain circumstances, even though a potential acquirer may be offering a substantial premium for the Issuer’s capital stock or assets over the then-current market price.  Section 203 may also discourage potential acquirers that are unwilling to comply with its provisions.

●
Prohibition of Stockholder Action by Written Consent:  The Certificate of Incorporation does not prohibit actions by written consent of the Issuer’s stockholders.  The Second Amended and Restated Certificate of Incorporation will permit the Issuer’s stockholders to act only at annual and special meetings of the Issuer’s stockholders and not by written consent.  The adoption of this provision may impede the acquisition of control of the Issuer.

Supplemental Credit Agreement

Pursuant to the Separation Agreement, on December 10, 2008, Time Warner and the Issuer entered into a $1,535,000,000 credit agreement (the “Supplemental Credit Agreement”).  The Issuer may borrow under the Supplemental Credit Agreement only to repay amounts outstanding at the final maturity of its $2,070,000,000 senior unsecured term loan facility entered into on June 30, 2008, and amended on March 2, 2009 to reduce the aggregate commitments thereunder to $1,932,000,000 (the “Issuer Bridge Facility”).  As of February 23, 2009, the Issuer has no borrowings outstanding under the Issuer Bridge Facility.

In addition, the Issuer’s obligations under the Supplemental Credit Agreement are guaranteed by TWE and TW NY and any other affiliate of the Issuer that in the future guarantees any of the Issuer’s material indebtedness.

Time Warner may assign its obligations under the Supplemental Credit Agreement to certain other lenders with the Issuer’s consent, but any such assignment prior to the borrowing date will not relieve Time Warner of its obligation to fund the full amount of the Supplemental Credit Agreement on the borrowing date.  Amounts outstanding under the Supplemental Credit Agreement will bear interest at a rate equal to LIBOR or, if Time Warner has assigned its loans under the Supplemental Credit Agreement in full, at a rate equal to LIBOR or an alternate base rate, at the Issuer’s option, plus, in each case, an applicable margin based on the Issuer’s credit rating, subject to certain conditions.  In addition, the per annum interest rate under the Supplemental Credit Agreement will increase by 25 basis points every six months following the borrowing date until all amounts outstanding under the agreement are repaid.  The Supplemental Credit Agreement also contains conditions, covenants, representations and warranties and events of default (with customary grace periods, as applicable) substantially identical to those in the Issuer’s Bridge Facility.

Time Warner’s commitment under the Supplemental Credit Agreement will be further reduced (i) by 50% of any additional amounts by which the commitments under the Issuer Bridge Facility are further reduced by the net cash proceeds of subsequent issuances of debt or certain equity or certain asset sales by the Issuer prior to the Issuer’s borrowing under the Issuer Bridge Facility and (ii) by the amount the sum of the borrowing availability under the Issuer’s revolving facility plus the amount above $100,000,000 of the total cash and cash equivalents of the Issuer and certain of its subsidiaries, exceeds $2,000,000,000 (x) on any date prior to the date of borrowing under the Supplemental Credit Agreement, if any (the “Supplemental Borrowing Date”), on which the commitments under the Issuer’s revolving facility are increased in excess of the current $6,000,000,0000 amount or (y) on the Supplemental Borrowing Date.  After the Supplemental Borrowing Date, subject to certain limited exceptions, the Issuer will be required to use the net cash proceeds from any incurrence of debt (other than an incurrence of debt under the Issuer revolving facility and its existing commercial paper program), issuance of equity securities and asset sale to prepay amounts outstanding under the Supplemental Credit Agreement.  In addition, the Issuer must prepay amounts outstanding under the Supplemental Credit Agreement by the amount the sum of the borrowing availability under the Issuer’s revolving facility plus the amount above $100,000,000 of the total cash and cash equivalents of the Issuer and certain of its subsidiaries exceeds $2,000,000,000 (i) on any date on which the commitments under the Issuer’s revolving facility are increased in excess of the current $6,000,000,000 amount and (ii) on the last day of each fiscal quarter.  The Issuer may prepay amounts outstanding under the Supplemental Credit Agreement at any time without penalty or premium, subject to minimum amounts.

Time Warner’s commitment under the Supplemental Credit Agreement is subject to satisfaction of certain customary conditions and will expire on the earliest of (i) the final maturity date of the Issuer Bridge Facility if no amounts have been borrowed under the Supplemental Credit Agreement, (ii) the date on which the Issuer terminates the Supplemental Credit Agreement, which it may do at any time prior to its borrowing under the Supplemental Credit Agreement, or (iii) a reduction in Time Warner’s commitment to zero as a result of a reduction in the commitments under the Issuer Bridge Facility.

Tax Matters Agreement

In addition to, and concurrent with, the Separation Agreement, Time Warner and the Issuer entered into a second amended and restated tax matters agreement (the “Tax Matters Agreement”). Pursuant to the Tax Matters Agreement, the Issuer and Time Warner have agreed to make periodic payments, subject to specified adjustments, to each other based on pro forma tax returns reflecting the applicable federal income tax liability that the Issuer and its subsidiaries (the “Issuer Group”) and Time Warner and its subsidiaries other than the Issuer Group (the “Parent Group”) would have had for each taxable period if the Issuer Group and the Parent Group had been separate consolidated groups.  Similar provisions apply to foreign, state and local taxes.

The Tax Matters Agreement also requires the Issuer to indemnify Time Warner for any taxes resulting from the failure of any of the separation transactions to qualify as tax-free (“Transaction Taxes”) as a result of (i) certain actions taken, or the failure to take actions, by the Issuer, or (ii) the failure of certain representations to be made by the Issuer to be true.  The Tax Matters Agreement further requires Time Warner to indemnify the Issuer for all other Transaction Taxes.

Deposit and Distribution Agreement

Time Warner is party to a deposit and distribution agreement entered into on February 25, 2009, with Computershare, Inc., a Delaware corporation (“Computershare”), Computershare Trust Company, N.A., a national banking association (together with Computershare, the “Depository”), and the Issuer (the “Deposit and Distribution Agreement”).  Pursuant to the Deposit and Distribution Agreement, Time Warner has appointed the Depository to serve as depository and distribution agent for the Distribution.  On March 12, 2009, simultaneously with the receipt of its pro rata share of the Special Dividend, Time Warner will deposit the shares of Class A Common Stock and Class B Common Stock that it then holds (the “Deposited Stock”) with Computershare to be held for the benefit of (i) Time Warner until 8 p.m. on March 12, 2009 (the “Distribution Record Date” and such period, the “TWX Deposit Period”) and (ii) for the benefit of Time Warner stockholders of record from the Distribution Record Date (other than those holding restricted shares) (the “Eligible Holders”) until March 27, 2009 (such period the “Eligible Holders Deposit Period”), at which time all of the shares of Common Stock previously held by Time Warner will ultimately be distributed to the Eligible Holders.  Following the Distribution Record Date, Time Warner will no longer beneficially own any shares of Common Stock and will not consolidate the Issuer’s financial results for the purpose of its own financial reporting.

All dividends or distributions made by the Issuer during the time the Depository holds the Class A Common Stock, Class B Common Stock or Common Stock will be accepted by it.  If the Issuer pays or issues cash dividends, makes other cash distributions on the Deposited Stock or effects the Reverse Stock Split during the TWX Deposit Period, the Depository shall accept and receive such dividends and distributions (including any cash-in-lieu payments in respect of the Reverse Stock Split).  Upon receipt of such TWCable dividends and distributions (including any cash-in-lieu payments in respect of the Reverse Stock Split), such dividends and distributions (including any cash-in-lieu payments in respect of the Reverse Stock Split) shall be immediately distributed by the Depository to Time Warner.  If the Issuer pays or issues cash dividends or makes other cash distributions on the Deposited Stock (other than any cash-in-lieu payments in respect of the Reverse Stock Split) during the Eligible Holders Deposit Period or pays or issues any dividends or distributions in shares of Class A Common Stock, Class B Common Stock or Common Stock during the TWX Deposit Period or the Eligible Holders Deposit Period, the Depository shall accept and receive such dividends and distributions.  Upon receipt, such dividends and distributions shall be distributed by the Depository to the Eligible Holders pro rata upon the Distribution.

The Depository, during the TWX Deposit Period, will vote Class A Common Stock, Class B Common Stock and Common Stock that it holds on behalf of Time Warner in accordance with the express written instructions of Time Warner.  Time Warner has instructed the Depository to vote, or give written consent, on behalf of Time Warner, in the same proportion as the shares of Class A Common Stock or Common Stock (other than those owned by Time Warner) are voted or consented with respect to the particular matter subject to a vote or consent of the stockholders of the Issuer, provided that Time Warner and the Depository have received from the Issuer written notice regarding how the other shares of Class A Common Stock and Common Stock were voted or consented.

The Issuer’s Reverse Stock Split

On January 30, 2009, the Board authorized a reverse stock split of the Common Stock (the “Reverse Stock Split”) and a corresponding amendment to the Second Amended and Restated Certificate of Incorporation to effect the Reverse Stock Split and to reduce proportionately the number of shares of Common Stock that the Issuer is authorized to issue.

On February 10, 2009, WCI, in its capacity at such time as the holder of a majority of the outstanding shares of Class A Common Stock and all of the outstanding shares of Class B Common Stock, consented to the Reverse Stock Split at a ratio of either 1-for-2 or 1-for-3, the proportionate reduction in the number of shares of Common Stock that the Issuer is authorized to issue and a corresponding amendment to the Second Amended and Restated Certificate of Incorporation in accordance with Section 228 of the Delaware General Corporation Law.  WCI’s consent gave the Board the authority to determine (i) whether to effect or abandon the Reverse Stock Split and (ii) whether the Reverse Stock Split ratio would be 1-for-2 or 1-for-3 (on February 13, 2009, the Board authorized the Issuer to effect the Reverse Stock Split at a ratio of 1-for-3).  Under the terms of WCI’s consent, the Board is only permitted to effect the Reverse Stock Split either (i) on the date of and following the Recapitalization, but prior to the effective time of the Distribution Record Date or (ii) during the period that begins ten days after the date on which Time Warner commences the distribution of its interest in the Issuer to Time Warner’s stockholders and ends six months after the date of the Recapitalization. If the Issuer does not pay the Special Dividend and effect the Recapitalization, the Issuer will not implement the Reverse Stock Split.  Because the Separation Agreement prohibits the Issuer from making certain changes to its capital structure prior to the Distribution Record Date, on February 10, 2009, Time Warner entered into a letter agreement with the Issuer consenting to the Reverse Stock Split if it is effected within the time frames described above.

Except as set forth in this Schedule 13D, to the best knowledge of each of the Reporting Persons, none of the persons identified in response to Item 2 has any other contracts, arrangements, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer.

The foregoing descriptions of the Separation Agreement, the Amendment to Registration Rights Agreement, the Amendment to Reimbursement Agreement, the Amendment to Shareholder Agreement, the 2006 Equity Plan Amendments, the Second Amended and Restated Certificate of Incorporation, the Tax Matters Agreement, the Supplemental Credit Agreement and the Deposit and Distribution Agreement are qualified in their entirety by reference to the full text of these agreements, which are filed as exhibits to this Report on Form Schedule 13D and are incorporated herein by reference.  All stockholders of Time Warner are urged to read these agreements carefully and in their entirety.  These agreements have been included to provide you with information regarding their terms.  They are not intended to provide any other factual information about Time Warner.

The Separation Agreement, the Amendment to Registration Rights Agreement, the Amendment to Reimbursement Agreement, the Amendment to Shareholder Agreement, the Tax Matters Agreement, the Supplemental Credit Agreement and the Deposit and Distribution Agreement contain representations and warranties that the parties made to each other as of specific dates.  The assertions embodied in those representations and warranties were made solely for the purposes of the contract between the parties and may be subject to important qualifications and limitations agreed to by the parties in connection with the negotiation of the terms of the contracts.  Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a contractual standard of materiality different from those generally applicable to communications to stockholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts.  For the foregoing reasons, stockholders of Time Warner should not rely on the representations and warranties as statements of factual information.

Item 7.                      Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit	Agreement

99.1	Joint Filing Agreement, dated as of March 4, 2009, between the Reporting Persons.
99.2
Separation Agreement, dated as of May 20, 2008, among Time Warner Inc., Time Warner Cable Inc., Time Warner Entertainment Company, L.P., TW NY Cable Holding Inc., Warner Communications Inc., Historic TW Inc., and American Television and Communications Corporation (incorporated by reference to Exhibit 99.1 to Time Warner Inc.’s Report on Form 8-K filed on May 27, 2008).

99.3
Amendment No. 1 to Registration Rights Agreement, dated as of May 20, 2008, between Time Warner Inc. (f/k/a AOL Time Warner Inc.) and Time Warner Cable Inc. (incorporated by reference to Exhibit 10.1 to Time Warner Inc.’s Quarterly Report on Form 10-Q for the quartered ended June 30, 2008 (the “June 2008 Form 10-Q”)).

99.4
Amendment No. 1 to Reimbursement Agreement, dated as of May 20, 2008, between Time Warner Inc. (f/k/a AOL Time Warner Inc.) and Time Warner Cable Inc. (incorporated by reference to Exhibit 10.2 to Time Warner Inc.’s June 2008 Form 10-Q).

99.5
Amendment No. 1 to Shareholder Agreement, dated as of May 20, 2008, between Time Warner Inc. and Time Warner Cable Inc. (incorporated by reference to Exhibit 10.4 to Time Warner Inc.’s June 2008 Form 10-Q).

99.6	Amendment to 2006 Equity Plan of Time Warner Cable Inc. (incorporated by reference to Exhibit 99.2 to Time Warner Cable Inc.’s Report on Form 8-K filed on June 16, 2008).
99.7	Second Amended and Restated Certificate of Incorporation of Time Warner Cable Inc. (incorporated by reference to Exhibit 99.1 to Time Warner Cable Inc.’s Report on Form 8-K filed on June 16, 2008).
99.8
Second Amended and Restated Tax Matters Agreement, dated as of May 20, 2008, between Time Warner Inc. and Time Warner Cable Inc. (incorporated by reference to Exhibit 99.2 to Time Warner Inc.’s Report on Form 8-K filed on May 27, 2008).

99.9
Credit Agreement, dated as of December 10, 2008, among Time Warner Inc. and Time Warner Cable Inc. (incorporated by reference to Exhibit 99.1 to Time Warner Inc.’s Report on Form 8-K filed on December 12, 2008).

99.10	Deposit and Distribution Agreement, dated as of February 25, 2009, among Time Warner Inc., Computershare Inc., Computershare Trust Company, N.A., and Time Warner Cable Inc.
99.11	WCI Consent in lieu of a Meeting of the Stockholders, dated February 10, 2009.
99.12	Time Warner Inc. Letter Agreement with Time Warner Cable Inc., dated February 10, 2009.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 4, 2009

TIME WARNER INC.

By:	/s/ Edward B. Ruggiero
Name: Edward B. Ruggiero
Title: Senior Vice President and Treasurer

WARNER COMMUNICATIONS INC.

By:	/s/ Edward B. Ruggiero
Name: Edward B. Ruggiero
Title: Senior Vice President and Treasurer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF TIME WARNER INC.

Set forth below is a list of each executive officer and director of Time Warner Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.  Unless otherwise indicated, each individual is a United States citizen.

On March 21, 2005, pursuant to an approved settlement with the SEC in connection with its investigation of Time Warner Inc.’s accounting and disclosure practices, Time Warner Inc. agreed, without admitting or denying any wrongdoing, to be enjoined from future violations of certain provisions of the securities laws and to comply with a prior SEC cease-and-desist order issued to its subsidiary, America Online, Inc. (now known as AOL LLC), in May 2000.  In connection with the SEC’s investigation, in March 2005, Pascal Desroches  (Time Warner’s Controller) also reached a settlement approved by the SEC pursuant to which he agreed, without admitting or denying the SEC’s allegations, to the entry of an administrative order that he cease and desist from any future violations of certain reporting provisions of the securities laws; however, he is not subject to any suspension, bar or penalty.

Name and Business Address	Position with Time Warner	Present Principal Occupation	Address of Present Principal Occupation (if different from address provided in Column 1)

Edward I. Adler c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Officer	Executive Vice President, Corporate Communications, Time Warner (media and entertainment)	N/A

Herbert M. Allison, Jr c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	President and Chief Executive Officer, Fannie Mae (government-sponsored entity to support U.S. housing and mortgage market)	3900 Wisconsin Ave., N.W. Washington, DC 20016-2892

James L. Barksdale c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Chairman and President, Barksdale Management Corporation (private investment management	Barksdale Management Corporation 800 Woodland Parkway, Suite 118 Ridgland, MS 39157

Jeffrey L. Bewkes c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer, Time Warner (media and entertainment)	N/A

Stephen F. Bollenbach c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	N/A

Paul T. Cappuccio c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Officer	Executive Vice President and General Counsel, Time Warner (media and entertainment)	N/A

Frank J. Caufield c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Co-Founder and Partner Emeritus, Kleiner Perkins Caufield & Byers (venture capital firm)	Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025

Robert C. Clark c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School 1563 Massachusetts Avenue Cambridge, MA 02138

Mathias Döpfner A citizen of the Federal Republic of Germany c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Chairman of the Board, Chief Executive Officer and Head of the Newspapers and International Divisions, Axel Springer AG (newspaper and magazine publishing)	Axel Springer AG Axel-Springer-Strabe 65 10888 Berlin

Jessica P. Einhorn c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Dean, Paul H. Nitze School of Advanced International Studies (SAIS), Johns Hopkins University (higher education)	Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University 1740 Massachusetts Avenue, NW, Washington, D.C. 20036

Patricia Fili-Krushel c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Officer	Executive Vice President, Administration, Time Warner (media and entertainment)	N/A

Reuben Mark c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Former Chairman, Colgate-Palmolive Company (consumer products)	Colgate-Palmolive Company 300 Park Avenue 11th Floor New York, NY 10022-7499

John K. Martin, Jr. c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Officer	Executive Vice President and Chief Financial Officer, Time Warner (media and entertainment)	N/A

Carol A. Melton c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Officer	Executive Vice President, Global Public Policy, Time Warner (media and entertainment)	N/A

Michael A. Miles c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Special Limited Partner, Forstmann Little & Company (private investment firm)	Forstmann Little & Company 767 Fifth Avenue New York, NY 10153

Kenneth J. Novack c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Senior Counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC One Financial Center Boston, MA 02111

Olaf Olafsson A citizen of the Republic of Iceland c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Officer	Executive Vice President, Time Warner (media and entertainment)	N/A

Richard D. Parsons c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Former Chairman of the Board, Time Warner (media and entertainment)	N/A

Deborah C. Wright c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Chairman of the Board, President and Chief Executive Officer, Carver Bancorp, Inc. and Carver Federal Savings Bank (banking)	Carver Bancorp, Inc. 75 West 125th Street New York, NY 10027-4512

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS OF WARNER COMMUNICATIONS INC.

Set forth below is a list of each executive officer and director of Warner Communications Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.  Unless otherwise indicated, each individual is a United States citizen.

Name and Business Address	Position with WCI	Present Principal Occupation

Edward Adler c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President	Executive Vice President, Corporate Communications, Time Warner (media and entertainment)

Jeffrey L. Bewkes c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Chairman, Chief Executive Officer and President	Chairman of the Board and Chief Executive Officer, Time Warner (media and entertainment)

Paul T. Cappuccio c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President	Executive Vice President and General Counsel, Time Warner (media and entertainment)

Pascal Desroches c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Senior Vice President and Controller, Time Warner (media and entertainment)

Patricia Fili-Krushel c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President	Executive Vice President, Administration, Time Warner (media and entertainment)

Brenda C. Karickhoff c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Senior Vice President and Deputy General Counsel, Time Warner (media and entertainment)

John K. Martin, Jr. c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President & Chief Financial Officer	Executive Vice President and Chief Financial Officer, Time Warner (media and entertainment)

Carol Melton c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President	Executive Vice President, Global Public Policy, Time Warner (media and entertainment)

Olaf Olafsson A citizen of the Republic of Iceland c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Executive Vice President	Executive Vice President, Time Warner (media and entertainment)

Edward B. Ruggiero c/o Time Warner Inc. One Time Warner Center New York, NY 10019-8016	Director	Senior Vice President and Treasurer, Time Warner (media and entertainment)